Exhibit 99.1

SHANDA GAMES LIMITED

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: GAME)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general meeting of shareholders (the “Meeting”) of Shanda Games Limited (the “Company”) originally scheduled on November 12, 2014 has been postponed and will be held on December 22th, 2014, at 10:00 a.m., local time, at Unit 403A, 4/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong for the following purposes:

1.	To re-elect Mr. Yingfeng Zhang as a director of the Company;

2.	To re-elect Mr. Danian Chen as a director of the Company;

3.	To re-elect Mr. Li Yao as a director of the Company;

4.	To re-elect Mr. Shengming Ma as a director of the Company;

5.	To re-elect Mr. Andy Lin as a director of the Company;

6.	To re-elect Mr. Heng Wing Chan as a director of the Company;

7.	To re-elect Mr. Yong Gui as a director of the Company; and

8.	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the year ending December 31, 2014.

The Board of Directors of the Company has fixed the close of business on November 12th, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, on a poll, each holder of Class A ordinary shares of the Company shall be entitled to one vote in respect of each Class A ordinary share held by him on the Record Date and each holder of Class B ordinary shares of the Company shall be entitled to ten votes in respect of each Class B ordinary share held by him on the Record Date.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2013 annual report, from the Company’s website at www.shandagames.com or by submitting a request to IR@shandagames.com.

By Order of the Board of Directors,

Yingfeng Zhang

Chairman of the Board of Directors

Hong Kong, China

December 3rd, 2014

SHANDA GAMES LIMITED

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 22th, 2014

PROXY STATEMENT

The Board of Directors of Shanda Games Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on December 22th, 2014, at 10:00 a.m., local time, or at any adjournment or postponement thereof. The Meeting will be held at Unit 403A, 4/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong.

Holders of record at the close of business on November 12th, 2014 (the “Record Date”) of shares in the capital of the Company are entitled to vote at the Meeting or at any adjournment or postponement thereof. The quorum shall be one or more shareholders present in person or by proxy and holding not less than 50% of the voting rights represented by the issued ordinary shares of the Company.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. Each holder of Class A ordinary shares of the Company shall be entitled to one vote in respect of each Class A ordinary share held by him on the Record Date. Each holder of Class B ordinary shares of the Company shall be entitled to ten votes in respect of each Class B ordinary share held by him on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. Yingfeng Zhang as a director of the Company;

2.	To re-elect Mr. Danian Chen as a director of the Company;

3.	To re-elect Mr. Li Yao as a director of the Company;

4.	To re-elect Mr. Shengming Ma as a director of the Company;

5.	To re-elect Mr. Andy Lin as a director of the Company;

6.	To re-elect Mr. Heng Wing Chan as a director of the Company;

7.	To re-elect Mr. Yong Gui as a director of the Company; and

8.	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the year ending December 31, 2014.

The Board of Directors recommends a vote “FOR” each proposal.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

For holders of the Company’s ordinary shares, you should vote by either attending the Meeting in person or by mailing the attached proxy form as instructed therein.

2

VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A., as depositary of the American Depositary Shares (the “ADSs”), has advised the Company that it intends to mail to all holders of ADSs the Notice of the Meeting, this Proxy Statement and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the amount of Class A ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The depositary has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. If the enclosed ADS Voting Instruction Card is properly signed and dated but no direction is made, the Class A ordinary shares represented by such ADSs will not be voted by the depositary at the Meeting.

As the holder of record for all the Class A ordinary shares represented by the ADSs, only the depositary may vote those Class A ordinary shares at the Meeting. Holders of ADSs may attend, but may not vote at, the Meeting.

The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the Notice of the Meeting with sufficient time to instruct the depositary to vote, and it is possible that a holder of the ADSs will not have the opportunity to exercise its right to vote.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs and Class B ordinary shares. You may obtain a copy of our 2013 annual report to shareholders by visiting the “Financial Reports” heading under the “Investor Relations” section of the Company’s website at www.shandagames.com. If you want to receive a paper or email copy of the Company’s 2013 annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at IR@shandagames.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 7 RE-ELECTION OF DIRECTORS

The Board of Directors currently consists of seven members. All of the current directors named below will seek re-election at the Meeting.

Each director to be re-elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.

3

DIRECTORS FOR RE-ELECTION

Yingfeng Zhang, age 37, has served as the chairman of the board of directors for the Company since November 2014 and as the director and the acting chief executive officer of the Company since October 2014. Mr. Zhang joined Shanda Interactive Entertainment Limited in 2001 and is currently a vice president of Shanda Interactive Entertainment Limited. Mr. Zhang was the head of the legal and IP department of Shanda Interactive Entertainment Limited and in charge of screening, negotiations and licensing of online games, including "Mir II". After the spinoff of the Company in 2009, Mr. Zhang served as the general counsel and vice president of Shanda Interactive Entertainment Limited as well as a partner of Shanda Capital Limited. On behalf of Shanda Interactive Entertainment Limited, he was involved in the daily operations of various subsidiaries of Shanda Interactive Entertainment Limited, including Hangzhou Bianfeng Networking Technology Co., Ltd., Haofang Co., Ltd. and the Company. Mr. Zhang also has extensive experience in capital market transactions and participated in the initial public offering of Shanda Interactive Entertainment Limited and the Company, the privatization of Shanda Interactive Entertainment Limited, and the trade sale of Hangzhou Bianfeng Networking Technology Co., Ltd., Haofang Co., Ltd. Before joining Shanda Interactive Entertainment Limited, Mr. Zhang worked with Shanghai Hujiang Law Firm. Mr. Zhang holds a Bachelor degree in law from East China University of Political Science and Law and a LL.M. degree from SMU Dedman School of Law.

Danian Chen, age 36, has served as a director of the Company since June 2008. Mr. Chen is one of the co-founders of Shanda Interactive Entertainment Limited. Mr. Chen has served in various capacities at Shanda Interactive Entertainment Limited, mostly recently as the chief operating officer from 2008 to 2012. Mr. Chen is also a member of the board of directors of Shanda Interactive Entertainment Limited, a position which he has held since its inception in 1999 and served as a director of Cloudary Corporation from April 2009 to May 2011 and from April 2012 to November 2014, respectively.

Li Yao, age 41, has served as a director of the Company since March 2013, as a senior vice president and head of finance of Shanda Interactive Entertainment Limited since June 2013 and as a director of Actoz Soft Co., Ltd. since March 2013. He was a vice president and the head of finance of Shanda Interactive Entertainment Limited from November 2007 to June 2013. Mr. Yao also served as a director and the chief financial officer of Actoz Soft Co., Ltd. from March 2008 to March 2012 and from March 2008 to July 2011, respectively, and served as the chief finance officer of Ku6 Media Co., Ltd. from October 2009 to September 2010. Prior to joining Shanda Interactive Entertainment Limited, Mr. Yao was devoted in public accounting service, including working at KPMG for over 11 years. Mr. Yao graduated from Shanghai University with a finance major and holds an executive master of business administration degree from Fudan University. Mr. Yao is a member of the Institute of Certified Public Accountants of the People’s Republic of China.

Mr. Shengming Ma, age 49, has served as a director of the Company since November 2014. Mr. Ma has served as a supervisor of Ningxia Zhongyin Cashmere Co., Ltd. for consecutive terms since December 2007 and the chairman of the board of supervisors of Ningxia Zhongyin Cashmere Co., Ltd. since September 2014. Mr. Ma has also served as the chairman of the board of directors of Ningxia Zhongyincashmere International Group Co., Ltd. since December 2007, the chairman of the board of directors of Ningxia Zhongyin Datang Hotel Co., Ltd. since July 2009, and the chairman of the board of directors of Ningxia Zhongyin Cashmere Group New Energy Co., Ltd. since March 2013. Mr. Ma also served as the legal representative of Ningxia Lingwu Zhongyin Cashmere Co., Ltd. from 1996 to December 2007. From 1986 to 1996, Mr. Ma worked for Lingwu Trade Co.

4

Andy Lin, age 41, has served as a director of the Company since May 2009. Mr. Lin currently serves as the chief executive officer of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator. Mr. Lin obtained a bachelor’s and a master’s degree in economics from Fudan University and a master of business administration degree from Harvard Business School.

Heng Wing Chan, age 68, has served as a director of the Company since June 2009. Mr. Chan currently serves as a Senior Advisor to the Singapore Ministry of Foreign Affairs and is Singapore’s High Commissioner to the People’s Republic of Bangladesh, resident in Singapore. Mr. Chan also serves as an independent director of Banyan Tree Holdings, a resort development and management group, and Fraser and Neave, Limited, a food and beverage company, both of which are listed on the Singapore Stock Exchange. He was appointed Chairman of the Asia Center of the Milken Institute in September 2013. From 2008 to 2011, he was managing director of international relations for Temasek International Pte. Ltd. and was Temasek’s chief representative in China. Prior to that, he worked for the Ministry of Foreign Affairs and the Ministry of Information of Singapore, including serving in Singapore’s Permanent Mission to the United Nations, as Consul-General to Hong Kong, Ambassador to Thailand and Consul-General to Shanghai. Mr. Chan also served as the Press Secretary to Prime Minister Goh Chok Tong and head of the Media Division in the Singapore Ministry of Information and the Arts. Mr. Chan holds a bachelor’s and master’s degree in philosophy from the University of Singapore and a master’s degree from the Columbia Graduate School of Journalism.

Yong Gui, age 41, has served as a director of the Company since June 2013. Mr. Gui is a deputy dean, professor and Ph.D. supervisor at Fudan University’s Department of Sociology. He also serves in various managerial and academic roles including council member, deputy director of the “Economic Sociology Special Committee,” council member of “Social Network and Social Capital Special Committee” of China Sociological Association, vice general secretary of Shanghai Sociology Association, and deputy director of the Shanghai Association of Young Talent for Societal Construction. Mr. Gui received his bachelor’s and master’s degree in Sociology and a doctoral degree in economics from Fudan University.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

5

PROPOSAL NO. 8

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Company’s audit committee recommends, and the Board of Directors concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as the Company’s independent auditors for the year ending December 31, 2014.

In the event that our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR RATIFICATION OF THE APPOINTMENT OF

PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY

AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR

ENDING DECEMBER 31, 2014.

6

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

__________________________________________

Yingfeng Zhang

Chairman of the Board of Directors

Dated: December 3rd, 2014

7